October 18, 2007

VIA EDGAR

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Choice Hotels International, Inc.
Definitive 14A
Filed March 30, 2007
File No. 001-13393

Dear Ms. Gowetski

This letter pertains to your correspondence dated August 21, 2007 in which you commented on the Definitive Schedule 14A of Choice Hotels International, Inc. filed on March 30, 2007. Pursuant to a letter to you dated September 19, 2007, we indicated that we expected to provide our response prior to October 19, 2007. However, as discussed with you earlier this week, we are still in the process of preparing our response and we require additional time for internal review. Accordingly, we now expect to provide our response to you on or before November 9, 2007.

If you have any questions, please contact me at (301) 592-5056.

Very truly yours,

/s/ Bret Limage
Bret Limage
Assistant General Counsel